                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             --------------------
                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 6)*

                             --------------------
                         LONGS DRUG STORES CORPORATION
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   543162101
                     (CUSIP Number of Class of Securities)

                              John W. Rogers, Jr.
                             Chairman of the Board
                          and Chief Executive Officer

                                      and
                              Franklin L. Morton
                             Senior Vice President
                        Ariel Capital Management, Inc.
                     307 North Michigan Avenue, Suite 500
                            Chicago, Illinois 60601
                                (312) 726-0140
         (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                               December 27, 2001
            (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [_]

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                        Amendment No. 6 to Schedule 13D

CUSIP NO. 543162101                                       Page 2 of 5 Pages


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ariel Capital Management, Inc.                       John W. Rogers, Jr.
      IRS ID # 36-3219058
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO:  Funds of investment advisory clients
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          Ariel - 3,802,260                         Roger - 0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             Ariel - 7,300                             Roger - 0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          Ariel - 4,018,460                         Roger - 0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          Ariel - 7,300                             Roger - 0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      Ariel - 4,025,760                                             Roger - 0
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Ariel - 4,025,760/37,907,861=10.62%                          Roger - 0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      Ariel - IA                                                    Roger - HC
------------------------------------------------------------------------------

*       See instructions before filling out.

                        Amendment No. 6 to Schedule 13D

CUSIP NO. 543162101                                       Page 3 of 5 Pages


Item 1.        Security and Issuer.

               This Amendment No. 6 (this "Amendment") amends the statement on
Schedule 13D (the "Statement" or "Schedule 13D") initially filed on September 19, 2000, as amended by Amendment No. 1 (the "First Amendment") on March 20, 2001, Amendment No. 2 (the "Second Amendment") on March 29, 2001, Amendment
No. 3 (the "Third Amendment") on April 4, 2001, Amendment No. 4 (the "Fourth Amendment") on April 9, 2001 and Amendment No. 5 (the "Fifth Amendment") on April 30, 2001 and relates to shares of common stock ("Issuer Shares") of Longs Drug Stores Corporation, a Maryland corporation ("Issuer"). The Issuer's principle executive offices are located at 141 North Civic Drive, Walnut Creek, California 94596.

               Capitalized terms used and not otherwise defined in this Amendment shall have the meanings set forth in the Fifth Amendment. Except as specified, this Amendment does not modify any of the information previously reported on Schedule 13D, the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment or the Fifth Amendment.

The following paragraphs of Item 5 are amended and restated as follows:

Item 5.        Interest in Securities of the Company.

               (a) Schedule 13D, as filed on September 19, 2000, reported Ariel held an aggregate 5,561,575 Issuer Shares, representing 14.88% of the issued and outstanding Issuer Shares. All such shares were purchased in open market transactions. On December 27, 2001, Ariel held an aggregate 4,025,760 Issuer Shares, representing 10.62% of the issued and outstanding Issuer Shares.

               (b) As of the date of this filing, Ariel has the discretionary power to direct the vote of 3,802,260 Issuer Shares and the disposition of 4,018,460 Issuer Shares held for its investment clients.

               (c) All purchase and sale transactions effected by Ariel in
                   Issuer Shares during the past sixty (60) days are set forth on Schedule II.

                                            * * *

                        Amendment No. 6 to Schedule 13D

CUSIP NO. 543162101                                       Page 4 of 5 Pages



Item 7 is amended and restated in its entirety as follows:

Item 7.     Material to be Filed as Exhibits.

            Exhibit A*   Joint Filing Agreement

            Exhibit B*   Power of Attorney

            Schedule I**  Information with Respect to Directors and
                          Executive Officers of Ariel Capital Management, Inc.

         Schedule II***   Purchase and Sale Transactions within the Past 60 Days

_______________________
*    Filed with Schedule 13D on September 19, 2000.
**   Filed with the First Amendment on March 20, 2001.
***  Filed with this Amendment.

                         Amendment No. 6 to Schedule 13D

CUSIP No. 543162101                                            Page 5 of 5 Pages



                                   SIGNATURES

               After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  December 27, 2001


                                 ARIEL CAPITAL MANAGEMENT, INC.


                                 By:           /s/ Franklin L. Morton
                                        ----------------------------------------
                                        Franklin L. Morton
                                        Senior Vice President

                                 JOHN W. ROGERS, JR., individually



                                 By:           /s/ Franklin L. Morton
                                        ----------------------------------------
                                        Franklin L. Morton, as attorney-in-fact*








* Franklin L. Morton signs this document on behalf of John W. Rogers, Jr. pursuant to the power of attorney attached as Exhibit B to the Schedule 13D.

                                  SCHEDULE II

            Purchase and Sale Transactions within the Past 60 Days

        Date of             Type of              Number of           Price Per
      Transaction         Transaction              Shares              Share
      -----------         -----------           -----------          --------

        10/29/01             PURCHASE            2,100                $23.76
        10/29/01             PURCHASE                5                $23.80
        11/02/01             PURCHASE              110                $23.29
        11/06/01             PURCHASE               85                $23.57
        11/07/01             SALE               12,100                $23.70
        11/07/01             PURCHASE               85                $23.69
        11/15/01             PURCHASE           10,500                $23.29
        11/16/01             SALE                2,400                $23.04
        11/19/01             PURCHASE              155                $23.19
        11/20/01             PURCHASE               80                $22.88
        11/26/01             SALE               29,600                $22.63
        11/29/01             SALE                  425                $23.23
        11/30/01             PURCHASE              775                $22.97
        12/06/01             PURCHASE            1,425                $22.54
        12/06/01             PURCHASE              450                $22.54
        12/06/01             PURCHASE              800                $22.54
        12/13/01             PURCHASE           82,200                $21.11
        12/24/01             PURCHASE            7,300                $22.59
        12/24/01             PURCHASE           10,000                $22.59
        12/26/01             PURCHASE           50,000                $22.87
        12/27/01             PURCHASE            6,000                $23.10
        12/27/01             PURCHASE          150,000                $23.10
        12/27/01             PURCHASE           11,000                $23.10
        12/27/01             PURCHASE           47,100                $23.06
        12/27/01             PURCHASE            1,100                $23.04
        12/27/01             PURCHASE            7,800                $23.10
        12/27/01             PURCHASE           41,800                $23.10
        12/27/01             PURCHASE           18,000                $23.06
        12/27/01             PURCHASE              500                $23.10
        12/27/01             PURCHASE              150                $23.10
        12/27/01             PURCHASE              300                $23.10
        12/27/01             PURCHASE              350                $23.10
        12/27/01             PURCHASE            2,100                $23.10
        12/27/01             PURCHASE              105                $23.00
        12/27/01             PURCHASE              110                $23.00

                                     II-1